FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Financial Market Commission and local stock exchanges, informing as Essential Information that Mr. Alfredo Ergas Segal has ceased as director of Banco de Chile and has been replaced by Mr. Paul Fürst Gwinner as independent director.

Santiago, March 3, 2023

Mrs.

Solange Berstein Jáuregui

President

Financial Market Commission

Present

Re: Essential Information.

Mrs. President:

Pursuant to Articles 9 and 10 of Law No. 18,045 and Chapter No. 18-10 of the Revised Compilations of Norms, I inform as Essential Information that Mr. Alfredo Ergas Segal has ceased as Director of the Bank due to a supervening cause of ineligibility occurred in respect of him, caused by circumstances beyond the intervention of Mr. Ergas, as provided in number 5 of paragraph 3 of Article 50 bis of Law 18,046, since at the Board of Directors’ meeting held on December 22, 2022, as part of the corresponding periodic update, a company in which Mr. Ergas is director, was included as one of the Bank’s main clients.

The facts referred above, and the corresponding notice to the Superintendency of Pensions previously sent by Mr. Ergas with respect to the same issue, were informed by the Bank to the Financial Market Commission on December 30, 2022.

In turn, by Resolution No. E-250 of March 3, 2023, the Superintendency of Pensions has declared the ineligibility of Mr. Ergas in view of the occurrence of the supervening cause mentioned above.

Considering the foregoing, the Alternate Independent Director (“Director Suplente Independiente”) Mr. Paul Fürst Gwinner, has assumed as Independent Director (“Director Titular Independiente”) in replace of Mr. Ergas, as set out by the Bank’s bylaws.

Sincerely,

Eduardo Ebensperger Orrego

CEO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3, 2023

Banco de Chile

/s/ Eduardo Ebensperger Orrego
By:	Eduardo Ebensperger Orrego
CEO

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